

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

BELLATRIX ANNOUNCES THE SUCCESSFUL CLOSING OF ITS PREVIOUSLY ANNOUNCED THIRD STRATEGIC JOINT VENTURE, A $240 MILLION PARTNERSHIP, WITH TROIKA RESOURCES PRIVATE EQUITY FUND WHICH IS BASED IN SEOUL, KOREA.

CALGARY, ALBERTA (November 11, 2013) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce that it has successfully closed the previously announced $240 million joint venture partnership (the "Joint Venture") with TCA Energy Ltd. ("TCA"). TCA is a Canadian incorporated special purpose vehicle for Troika Resources Private Equity Fund which is based in Seoul, Korea and managed by KDB Bank, SK Energy and Samchully AMC.

Pursuant to the agreement forming the Joint Venture, Bellatrix and TCA will drill and develop lands in the Ferrier Cardium area of West Central Alberta, with the program to be completed by December 31, 2014. TCA will contribute $120 million, representing a 50% share, towards the capital program for the drilling of an expected 63 gross wells, and in exchange, will receive 35% of Bellatrix's working interest until payout (being recovery of TCA's capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's working interest. As part of this agreement, TCA will be participating in 14 gross wells (as included in the total expected 63 gross well program) for wells that have been drilled since January 1, 2013, resulting in net proceeds of $16.7 million that was received by Bellatrix at closing.

The net proceeds from the disposition were initially used to reduce the Company's indebtedness, and ultimately will be directed towards the continued development of its Cardium and Mannville asset base.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
Suite 1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
(www.bellatrixexploration.com)

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations including, capital expenditures of the Joint Venture and expected number of wells to be drilled thereunder, and use of proceeds received at closing, contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks related to satisfaction of conditions precedent to the closing of the Joint Venture and related to closing thereof, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.